

Mail Stop 3628

November 6, 2019

<u>Via E-mail</u>
Kunal K. Singh
President and Chief Executive Officer
J.P. Morgan Chase Commercial Mortgage Securities Corp.
4 New York Plaza, 21st Floor
New York, New York 10004-2413

>   **Re: JPMDB Commercial Mortgage Securities Trust 2017-C7**
>   **Benchmark 2018-B2 Mortgage Trust**
>   **JPMDB Commercial Mortgage Securities Trust 2018-C8**
>   **Forms 10-K for Fiscal Year Ended December 31, 2018**
>   **Filed March 21, 2019 and March 22, 2019**
>   **File Nos. 333-206361-12, 333-206361-13 and 333-206361-14**

Dear Mr. Singh:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Brad Horn, JPMorgan Chase
        David Burkholder, Cadwalader, Wickersham & Taft LLP